T313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03011017

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 4 2003

165

SEC FILE NUMBER
8-44310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heartland Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

789 North Water Street
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicole J. Best (414) 977-8748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 0 20

OATH OR AFFIRMATION

I, Paul T. Beste, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Advisors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEARTLAND ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Heartland Advisors, Inc.

We have audited the accompanying statement of financial condition of Heartland Advisors, Inc. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Heartland Advisors, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 23, 2003

HEARTLAND ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 1,932,458
Fees receivable	657,912
Securities owned:	
Marketable, at market value	61
Not readily marketable, at estimated fair value	232,558
Receivable from parent	2,486,557
Other related party receivables	213,214
Furniture, equipment, software and leasehold improvements, less accumulated depreciation of $986,111	1,233,706
Other assets	234,618
TOTAL ASSETS	$ 6,991,084

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 1,058,145
SHAREHOLDERS' EQUITY	
Common stock, no par value; 200,000 shares authorized, 102,220 shares issued and outstanding	$ 10,222
Additional paid-in capital	4,016,901
Retained earnings	1,905,816
Total Shareholders' Equity	$ 5,932,939
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,991,084

The accompanying notes are an integral part of this financial statement.

HEARTLAND ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of Heartland Holdings, Inc., was incorporated in the state of Wisconsin on March 3, 1953. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is providing investment advice.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Distributor Fees - Distributor fees are payments received for expenses related to the distribution of shares registered under the Investment Company Act of 1940 and periodic fees based upon total customer assets invested in these shares.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of furniture and equipment is provided using the straight-line and various accelerated methods over 3, 5 and 7 year periods. Computer software is depreciated using the straight-line method over a 3 year period. Leasehold improvements are depreciated using the straight-line method over a 39 year period.

NOTE 2 - RELATED PARTIES

As previously mentioned, the Company is wholly-owned by Heartland Holdings, Inc. (HHI).

In addition, the Company is also affiliated through common ownership with Heartland Value Manager LLC which is the general partner of Turn of the Tide (an investment limited partnership).

Pursuant to a Promissory Note agreement issued by HHI to the Company, the Company has agreed to loan HHI principal sums pursuant to resolutions of the Board of Directors of HHI and the Company. The balance owed by HHI at December 31, 2002 under this agreement was $2,486,557. The note is payable on demand and currently bears an interest rate of 1.75%, compounded semi-annually on January 1st and July 1st of each calendar year. The interest rate is adjusted as of each such date to equal the alternate federal short-term rate then in effect.

The Company serves as investment advisor for the separate series of Heartland Group, Inc., which includes the Value Fund, Value Plus Fund and Select Value Fund (the "Funds"). Certain officers/directors of the Company are also officers/directors of Heartland Group, Inc. $9,888,204 of advisory fees and distributor fees earned by the Company during the year ended December 31, 2002 were derived from the Funds. Effective January 1, 2002, Heartland Investor Services, LLC (HIS) became the principal underwriter and distributor of the Funds. HIS is an indirect wholly-owned subsidiary of the BISYS Group, Inc. and is an affiliate of the Funds' transfer agent, BISYS Fund Services Ohio, Inc.

On August 15, 2002 the Company entered into an agreement with another party to sell all the rights, benefits, duties and responsibilities attendant to the investment advisory and administrative services the Company performed for the Heartland Wisconsin Tax Free Fund (formerly a series of Heartland Group, Inc.) and certain tangible assets used in connection therewith. The proceeds from this sale were $1,893,665 and are included in investment gains on the statement of income.

On March 21, 2001 Heartland Group, Inc. received a court order from the Securities and Exchange Commission freezing the assets of certain municipal funds (Short Duration High-Yield Municipal Fund, High-Yield Municipal Bond

HEARTLAND ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 2 - RELATED PARTIES – (Continued)

Fund and Taxable Short Duration Municipal Fund) formerly under the Company's advisement and included in the previously mentioned series of Heartland Group, Inc., pending further action by a court-appointed receiver. The court order does not apply to any other of the aforementioned series of mutual funds for which the Company serves as investment advisor.

NOTE 3 - COVENANT NOT TO COMPETE

Upon the sale of certain Company assets in November, 2002, the Company has agreed, for a period of five years from the date of the sale, not to engage in sponsoring, managing, advising, distributing or any other acts specifically prohibited by the covenant, within the state of Wisconsin or anywhere in the United States, for, or on behalf of any registered or private fund or investment account that has an objective of investing primarily in, or that invests any substantial amount of its assets in debt obligations issued by municipalities that are exempt from personal income tax under Wisconsin or federal law.

NOTE 4 - SECURITIES OWNED

Marketable securities owned consist of securities registered under the Investment Company Act of 1940 (Investment Company Securities). Securities not readily marketable, at estimated fair value are illustrated below:

Investment Company Securities	$	229,258
Warrants		3,300
Total	$	232,558

The Investment Company Securities above represent shares held in the Heartland Short Duration High-Yield Municipal, High-Yield Municipal Bond and Taxable Short Duration Municipal Bond Funds which are in receivership, as discussed in Note 2.

Included above are warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the warrants at their original cost of $3,300.

NOTE 5 - COMMITMENTS

Occupancy Leases - Minimum annual rentals under non-cancellable leases for office space, expiring November 30, 2014, and furniture and equipment, expiring December 31, 2004 and August, 2005, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year	Total	Office Lease	Furniture and Equipment
2003	$ 560,670	$ 450,803	$ 109,867
2004	559,416	458,229	101,187
2005	514,493	510,208	4,285
2006	510,208	510,208	
2007	510,208	510,208	
2008	510,208	510,208	
2009	518,610	518,610	
2010	577,422	577,422	
2011	577,422	577,422	
2012	577,422	577,422	
2013	577,422	577,422	
2014	529,303	529,303	
Total	$ 6,522,804	$ 6,307,465	$ 215,339

The lessor of the office lease expiring November 30, 2014, Water Street Investment, LLC, is related to the Company through common ownership.

Rent expense for the year totaled $589,596.

NOTE 6 - S CORPORATION ELECTION

As of October 1, 1995, the Company has elected S Corporation status for federal income tax purposes. From that date, income taxes are the responsibility of the Company's individual shareholder.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002 the Company's net capital and required net capital were $874,033 and $70,543 respectively. The Company's ratio of aggregate indebtedness to net capital was 121%.

NOTE 8 - 401(k) PLAN

On October 1, 1990 the Company adopted a deferred compensation plan commonly referred to as a 401(k) Plan. The plan covers substantially all employees. Under the terms of the plan employees may contribute up to 25% of their compensation within specified legal limits. In addition, the Company may match employee contributions on a discretionary basis. Company contributions of $14,276 were made to the plan for the year ended December 31, 2002.

NOTE 9 - LITIGATION AND CONTINGENCIES

The Securities and Exchange Commission (SEC) staff has notified the Company that it has opened an investigation relating to the September and October, 2000 mark-down of the net asset value of the shares of the Heartland Short Duration High-Yield Municipal Fund, Heartland High-Yield Bond Fund and the Heartland Taxable Short Duration Municipal Fund (three open-end mutual funds formerly managed by the Company which are hereafter referred to as the "High-Yield Funds"). As of yet, the SEC has made no determination that any violation of the securities laws has occurred. The staff's investigation continues. As of the date of this report, the Company and its legal counsel are not able to form an opinion as to the outcome of this matter and are not able to estimate any potential loss that may result from any unfavorable outcome.

Beginning in late October, 2000, the High-Yield Funds and the Company, as well as other entities and individuals, were named as defendants in a number of related actions brought by shareholders of the High-Yield Funds. A majority of these actions were subsequently consolidated into a single class action.

The Company (along with other named defendants) entered into settlements in a number of these actions without an admission or determination of liability (the

NOTE 9 - LITIGATION – (Continued)

"Settled Actions"). One action remains pending. The Company intends to vigorously defend itself against the remaining action (the "Unsettled Action"), but there can be no assurance that it will be successful in doing so. If it is ultimately determined that the plaintiff is entitled to any recovery in the Unsettled Action, some or all amounts of such recoveries could be charged against the Company. Therefore, the Company's assets are exposed to risk of loss. Neither the Company, nor its legal counsel, are currently able to form any opinion as to the outcome of the aforementioned matter, nor are they able to estimate any potential loss. No provision for any potential loss has been included in the financial statements regarding the Unsettled Action as of December 31, 2002.

Legal costs, amounts paid to settle the Settled Actions and all other defense costs incurred by the Company, its officers, directors and employees in both the Settled and Unsettled Actions, totaling $4,202,725 for the year ended December 31, 2002 were assumed by the Company's parent, Heartland Holdings, Inc.

The Company has paid legal costs of the High-Yield Funds and certain related parties ("the Fund Parties"). The Company has accrued amounts in its financial statements for legal costs of the Fund Parties but not for legal costs that have been assumed by its parent.

Certain Fund Parties have asserted indemnification rights against the Company. Legal counsel is not able to estimate the ultimate cost and exposure associated with these indemnification rights at this time.

NOTE 10 - NONMONETARY TRANSACTIONS

Subject to the considerations of prompt and efficient execution of orders in an effective manner at the most favorable price, dealers who provide supplemental investment research, statistical or other services to the Company may receive orders for portfolio brokerage transactions. Some broker/dealers may indicate that the provision of research services is dependent upon the generation of certain specified levels of commissions by the Company's clients. In addition, some broker/dealers may supply research from third party service providers in consideration of their receipt of brokerage commissions from transactions allocated by the Company. During the year ended December 31, 2002, such broker/dealers provided an aggregate of $862,361 in third party research services to the Company.